AKBANK T.A.Ş.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AT 30 JUNE 2007 TOGETHER WITH AUDITOR'S REVIEW REPORT

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali Müşavirlik A.Ş.
a member of PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

Report on Review of Condensed Consolidated Interim Financial Statements

To the Shareholders and Board of Directors of Akbank T.A.Ş.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Akbank T.A.Ş. ("the Bank") as of 30 June 2007 and the related condensed consolidated interim statements of income, changes in equity and cash flows for the six months period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this condensed consolidated interim financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion

As also explained in Notes 18 and 19 (d), the Bank has filed lawsuits against the Turkish Ministry of Finance regarding the correction of corporate taxes paid in 2001, 2002 and 2003. With the communication by the related Corporate Tax Office, it has become certain that 270,001 thousand new Turkish lira ("YTL") from the lawsuits is a receivable of the Bank. In accordance with International Financial Reporting Standards, any adjustment recognised in the period for the current tax of prior periods is a component of current income tax expense/income. However the Bank believes that this tax refund is not a part of current income tax expense/income for the reasons explained in Note 18 and accordingly; in the accompanying condensed consolidated financial statements, the income related to the adjustment of prior year corporate taxes explained above in the amount of YTL270,001 thousand has not been presented as a component of income taxes; consequently, it has been included in the profit before income taxes.

PRICEWATERHOUSECOOPERS

Qualified Conclusion

Based on our review, except for the effect of the matter described in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. as at 30 June 2007, and of its financial performance and its cash flows for the six months period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Emphasis of Matter

Without further qualifying our conclusion, we draw attention to the Note 14 to the condensed consolidated interim financial statements. On 22 March 2007, the Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article 23 of the Banking Law, which requires the transfer of the pension funds to the Social Security Corporation ("SSC"), until the decision regarding the cancellation thereof is published in the Official Gazette. The detailed verdict of the Constitutional Court with regards to the cancellation has not been issued as at the date of our report. The Banking Regulation and Supervision Agency ("BRSA") expressed its opinion that the cancellation of transfer of the pension funds to the SSC will not have any impact on the measurement principles of the liability of the Bank. Considering whether a settlement to eliminate all legal and constructive obligations of all of the benefits provided under the defined benefit plan will occur or not upon the publication of the decision of the Constitutional Court, it is not certain whether there will be any possible change to the measuring of the retirement benefits and possible obligation of the Bank as at the date of our report.

Başaran Nas
Yeminli Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM

Istanbul, 20 August 2007

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AT 30 JUNE 2007

CONTENT **PAGE**

CONSOLIDATED BALANCE SHEETS		**1**
CONSOLIDATED STATEMENTS OF INCOME		**2**
CONSOLIDATED STATEMENTS OF CASH FLOW		**3**
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		**4**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		**5-34**
NOTE 1	PRINCIPAL ACTIVITIES	5
NOTE 2	ACCOUNTING POLICIES	5-7
NOTE 3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES	8
NOTE 4	EARNINGS PER SHARE	8
NOTE 5	USE OF FINANCIAL INSTRUMENTS	9-15
NOTE 6	TRADING SECURITIES	15
NOTE 7	DERIVATIVE FINANCIAL INSTRUMENTS	15-16
NOTE 8	LOANS AND ADVANCES TO CUSTOMERS	17-18
NOTE 9	INVESTMENT SECURITIES	19
NOTE 10	PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS	20
NOTE 11	CUSTOMER DEPOSITS	21
NOTE 12	FUNDS BORROWED AND DEBT SECURITIES IN ISSUE	21-22
NOTE 13	TAXATION	22
NOTE 14	EMPLOYMENT BENEFIT OBLIGATIONS	23
NOTE 15	SHARE CAPITAL	24
NOTE 16	NET FEE AND COMMISSION INCOME	25
NOTE 17	OPERATING EXPENSES	25
NOTE 18	GAIN ON TAX CASE SETTLEMENT	26
NOTE 19	COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS	27-29
NOTE 20	RELATED PARTY TRANSACTIONS	30
NOTE 21	SEGMENT REPORTING	31-33
NOTE 22	SUBSEQUENT EVENT	34

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET AT 30 JUNE 2007

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	Unaudited 30 June 2007	31 December 2006
ASSETS			
Cash and due from banks		3,055,813	4,685,166
Trading securities	6	5,483,581	6,608,461
Derivative financial instruments	7	56,986	95,823
Reserve requirements with the Central Bank of Turkey		2,661,722	2,692,777
Loans and advances to customers	8	35,918,815	30,606,485
Investment securities:			
-Available-for-sale	9	21,366,956	14,519,568
-Held-to-maturity		-	-
Property and equipment	10	715,817	720,647
Intangible assets	10	21,840	25,004
Deferred tax assets		18,896	-
Other assets and pre-payments		238,240	170,930
Total assets		**69,538,666**	**60,124,861**
LIABILITIES			
Customer deposits	11	48,181,444	41,196,949
Interbank money market deposits	12	28,552	41,064
Derivative financial instruments	7	71,481	65,185
Funds borrowed	12	5,977,135	5,961,176
Debt securities in issue	12	3,622,678	3,977,618
Income taxes payable	13	159,861	100,845
Deferred tax liabilities		-	3,216
Other liabilities and accrued expenses		1,644,399	1,518,098
Reserve for employment termination benefits	14	40,122	37,503
Total liabilities		**59,725,672**	**52,901,654**
EQUITY			
Capital and reserves attributable to the equity holders:			
-Share capital	15	3,000,000	2,200,000
-Adjustment to share capital	15	2,029,151	2,325,154
Total paid-in share capital		5,029,151	4,525,154
Share premium	15	1,709,098	9,098
Translation reserve		(52,218)	(34,981)
Other reserves		30,662	(135,550)
Retained earnings		3,004,119	2,757,416
		9,720,812	**7,121,137**
Minority interest		**92,182**	**102,070**
Total equity		**9,812,994**	**7,223,207**
Total liabilities and equity		**69,538,666**	**60,124,861**

Commitments, contingent liabilities and contingent assets 19

The condensed consolidated interim financial statements as at and for the six-month period ended 30 June 2007 have been approved for issue by the Board of Directors on 20 August 2007 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and by Balamir Yeni, the Executive Vice President of Akbank T.A.Ş..

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2007

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	Unaudited 30 June 2007	Unaudited 30 June 2006
Interest income:			
Loans and advances to customers		2,512,426	1,810,413
Interest on investment and trading securities		1,414,675	1,160,303
Interest on deposits with banks		172,009	111,045
Other interest income		15,760	3,708
Total interest income		**4,114,870**	**3,085,469**
Interest expenses:			
Interest on deposits		(2,242,817)	(1,527,218)
Interest on funds borrowed and debt securities in issue		(267,357)	(225,802)
Interest on interbank money market deposits		(8,246)	(1,079)
Other interest expenses		(7,295)	(1,632)
Total interest expenses		**(2,525,715)**	**(1,755,731)**
Net interest income		**1,589,155**	**1,329,738**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		38,187	(79,696)
Net interest income after foreign exchange gains and losses		**1,627,342**	**1,250,042**
Provision for loan losses	8	(230,263)	(147,453)
Net interest income after foreign exchange gains and losses and provision for loan losses		**1,397,079**	**1,102,589**
Fee and commission income	16	635,963	527,805
Fee and commission expense	16	(119,985)	(107,030)
Net fee and commission income		**515,978**	**420,775**
Net trading gains on securities		30,312	108,983
Other operating income		36,917	43,627
Operating income		**1,980,286**	**1,675,974**
Operating expenses	17	(830,116)	(733,096)
Operating profit		**1,150,170**	**942,878**
Dividend income		11,200	9,147
Gain on tax case settlement	18	270,001	-
Gain on disposal of investments and subsidiary		10,700	159,551
Profit before income taxes		**1,442,071**	**1,111,576**
Income taxes	13	(232,837)	(194,369)
Profit for the period		**1,209,234**	**917,207**
Attributable to:			
Equity holders of the Group		1,211,195	915,667
Minority interest		(1,961)	1,540
		1,209,234	**917,207**
Earnings per share (expressed in YTL, full amount, per share)	4	0.0040	0.0033

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOW FOR THE SIX-MONTH PERIODS ENDED 30 JUNE

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Notes	Unaudited 30 June 2007	Unaudited 30 June 2006
Cash flows from operating activities:			
Net profit for the period		1,211,195	915,667
Adjustments for:			
Depreciation of property and equipment	10	49,578	50,875
Amortisation of intangible assets	10	5,698	4,251
Provision for loan losses	8	405,932	228,808
Employment termination benefits	14	5,494	6,614
Gain on sale of subsidiary		-	(91,706)
Minority interest		(9,888)	3,098
Add back dividend income		(11,200)	(9,147)
Add back income taxes		232,837	194,369
Add back gain on tax case settlement		(270,001)	-
Remeasurement of derivative financial instruments at fair value		45,133	(79,338)
Unearned commission income		38,513	53,365
Interest income, net		(1,589,155)	(1,329,738)
Interest paid		(2,503,813)	(1,760,975)
Interest received		3,813,303	4,130,475
Other reserves		166,212	(679,102)
Translation reserve		(17,237)	61,452
Operating profit before changes in operating assets and liabilities		**1,572,601**	**1,698,968**
Net decrease in reserve requirements with the Central Bank of Turkey		34,077	2,024,703
Net increase in loans and advances to customers		(5,702,775)	(6,115,169)
Net decrease/(increase) in trading securities		1,156,977	(803,174)
Net decrease/(increase) in other assets and prepayments		92,551	(73,219)
Net increase in other liabilities and accrued expenses		226,461	276,615
Net increase in customer deposits		6,967,844	1,343,304
Income taxes paid		(227,341)	(502,249)
Net cash from/(used in) operating activities		**4,120,395**	**(2,150,221)**
Cash flows from/(used in) investing activities:			
Purchase of property and equipment, net	10	(44,748)	(33,615)
Purchase of other intangible assets, net	10	(2,534)	(2,710)
Net (increase)/decrease in investment securities		(6,574,482)	498,987
Disposal of subsidiary, net of cash disposed		-	114,061
Dividends received from associated companies		11,200	9,147
Net cash (used in) / from investing activities		**(6,610,564)**	**585,870**
Cash flows from financing activities:			
(Payments)/Proceeds from borrowed funds and debt securities, net		(356,744)	2,321,218
Dividends paid		(660,495)	(540,451)
Share issue		1,900,000	-
Net cash from financing activities		**882,761**	**1,780,767**
Net (decrease) / increase in cash and cash equivalents		**(1,607,408)**	**216,416**
Cash and cash equivalents at the beginning of the period		**4,686,636**	**4,104,553**
Cash and cash equivalents at the end of the period		**3,079,228**	**4,320,969**

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AKBANK T.A.Ş.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2007

(Amounts expressed in thousands of New Turkish lira ("YTL"))

	Attributable to equity holders of the Group								
	Share capital								
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings	Minority interest	Total
Balance at 1 January 2006	**1,800,005**	**2,525,152**	**4,325,157**	**9,098**	**(83,363)**	**234,181**	**1,923,358**	**111,719**	**6,520,150**
Capital increase:									
- Transfer from retained earnings	399,995	(199,998)	199,997	-	-	-	(199,997)	-	-
Effect of disposal on minority interest	-	-	-	-	-	-	-	(12,059)	(12,059)
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	(679,102)	-	-	(679,102)
Translation reserve	-	-	-	-	61,452	-	-	17,586	79,038
Cash dividends	-	-	-	-	-	-	(540,451)	(16,028)	(556,479)
Net profit for the period	-	-	-	-	-	-	915,667	1,540	917,207
Balance at 30 June 2006	**2,200,000**	**2,325,154**	**4,525,154**	**9,098**	**(21,911)**	**(444,921)**	**2,098,577**	**102,758**	**6,268,755**
Balance at 1 January 2007	**2,200,000**	**2,325,154**	**4,525,154**	**9,098**	**(34,981)**	**(135,550)**	**2,757,416**	**102,070**	**7,223,207**
Capital increase:									
- Cash increase (Note 15)	200,000	-	200,000	1,700,000	-	-	-	-	1,900,000
- Transfer from retained earnings	600,000	(296,003)	303,997	-	-	-	(303,997)	-	-
Available-for-sale securities' net fair value loses, net of tax	-	-	-	-	-	166,212	-	-	166,212
Translation reserve	-	-	-	-	(17,237)	-	-	(5,487)	(22,724)
Cash dividends	-	-	-	-	-	-	(660,495)	(2,440)	(662,935)
Net profit for the period	-	-	-	-	-	-	1,211,195	(1,961)	1,209,234
Balance at 30 June 2007	**3,000,000**	**2,029,151**	**5,029,151**	**1,709,098**	**(52,218)**	**30,662**	**3,004,119**	**92,182**	**9,812,994**

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank" or "Akbank" or together with its subsidiaries referred to as "the Group" in these condensed consolidated interim financial statements) was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent, Istanbul/Turkey. As of 30 June 2007, the Bank has 691 branches dispersed throughout the country and 1 branch operating outside the country (31 December 2006: 682 branches and 1 branch operating outside the country). As at 30 June 2007, the Group employed 13,147 people (31 December 2006: 12,650 people). In addition to regular banking operations, the Group also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. The Group's operations are carried out substantially in one geographical segment (Turkey) and in business segments including retail banking, corporate banking, private banking, treasury activities, international banking and leasing activities through its subsidiary (Note 21).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - ACCOUNTING POLICIES

Basis of preparation

This condensed consolidated interim financial information for the period ended 30 June 2007 has been prepared in accordance with IAS 34, "Interim financial reporting". This condensed consolidated interim financial information should be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2006.

The accounting policies adopted are consistent with those of the annual consolidated financial statements for the year ended 31 December 2006, as described in the annual consolidated financial statements for the year ended 31 December 2006.

The Bank maintains its books of accounts and prepares its statutory financial statements in accordance with the Banking Law and the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to Turkish Accounting Standards and Turkish Financial Reporting Standards issued by the Turkish Accounting Standards Board and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles published by the Banking Regulation and Supervision Agency ("BRSA") and other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions.

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and all derivative contracts.

The condensed consolidated interim financial statements are presented in the national currency of the Republic of Turkey, the New Turkish lira ("YTL").

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 2 - ACCOUNTING POLICIES (Continued)

Amendments to published standards and interpretations effective 1 January 2007

The application of the amendments and interpretations listed below did not result in substantial changes to the Group's accounting policies:

IAS 1 Amendment - Capital Disclosures;
IFRS 7 - Financial instruments: Disclosures;
IFRIC 7 - Applying the Restatement Approach under IAS 29 (effective 1 March 2006);
IFRIC 8 - Scope of IFRS 2 (effective 1 May 2006);
IFRIC 9 - Reassessment of embedded derivative (effective 1 June 2006);
IFRIC 10 - Interim Financial Reporting and Impairment (effective 1 November 2006).

Interpretations issued but not yet effective

The Group has chosen not to adopt early the following standard and interpretations that were issued but not yet effective for accounting periods beginning on 1 January 2008:

IFRS 8 - Operating Segments (effective 1 January 2009);
IFRIC 11 - IFRS 2 - Group Treasury Share Transactions (effective 1 March 2007); and
IFRIC 12 - Service Concession Arrangements (effective 1 January 2008).

The application of these new interpretations will not have a material impact on the entity's financial statements in the period of initial application.

Consolidation

Subsidiary undertakings (including special purpose entities "SPEs"), over which the Group has the power to govern the financial and operating policies are generally accompanied by a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 2 - ACCOUNTING POLICIES (Continued)

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The list of consolidated subsidiary undertakings is set out below:

		Shareholding %	
Name of subsidiary	**Country of incorporation**	**30 June 2007**	**31 December 2006**
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.80	99.80
Akbank N.V.	The Netherlands	100.00	100.00
Sabancı Bank plc	England	65.00	65.00
Ak Finansal Kiralama A.Ş.	Turkey	99.99	99.99
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-
Ak Receivable Corporation	Cayman Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Akbank N.V. was established on 2000 for banking operations in Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V. resident in the Netherlands, which is 100% subsidiary of the Parent Bank.

The London-based Sabancı Bank plc was originally established in 1983. Its core activity is to provide financial products and services to its corporate, institutional, and private clients with a particular emphasis on Turkish-related business.

Ak Finansal Kiralama A.Ş. is a financial leasing company incorporated in Turkey.

Ak Receivable Corporation was established in July 1998 in connection with the issue of floating-rate notes amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Group, which controls the SPEs.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements the significant judgments made by management in applying the accounting policies and the key sources of estimating uncertainty are the same as those that applied in the financial statements as at and for the year ended 31 December 2006.

NOTE 4 - EARNINGS PER SHARE

Earnings per share disclosed in the condensed consolidated interim statements of income is determined by dividing the net income attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the period has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the period in which they were issued and for each earlier period.

The number of shares issued attributable to transfers to share capital from retained earnings during 2007 is 60,000,000,000 (31 December 2006: 39,999,945,600).

The earnings attributable to ordinary shares for each period are as follows:

	Unaudited 30 June 2007	**Unaudited 30 June 2006**
Profit attributable to equity holders of the Group	1,211,195	915,667
Weighted average number of ordinary shares in issue (1 YKr each)	300,000,000,000	275,000,000,000
Earnings per share (expressed in YTL, full amount, per share)	**0.0040**	**0.0033**

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS

Index to use of financial instruments	Page		Page
(a) Strategy in using financial instruments	9	(f) Liquidity risk	13-14
(b) Credit risk	10	(g) Operational risk	15
(c) Market risk	10	(h) Fiduciary activities	15
(d) Currency risk	10-11		
(e) Interest rate risk	12-13		

(a) Strategy in using financial instruments

By nature, the Group's activities are principally related to the use of financial instruments including derivatives. The Group accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Group also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Group also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and interest rates.

The Group's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and the macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications on the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination departments. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Group's asset and liability management and use of financial instruments is to limit the Group's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Group has sufficient capital adequacy and is using its capital to maximise net interest income.

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Group's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Group has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Group considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Group. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by the ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table overleaf summarises the Group's exposures to foreign currency exchange rate risk at 30 June 2007. Included in the table are the Group's assets and liabilities and equity at carrying amounts, categorised by currency.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

	Unaudited 30 June 2007						
	Foreign currency						
	US$	**EUR**	**GBP**	**Other**	**Total**	**YTL**	**Total**
Cash and due from banks	1,313,484	1,158,231	272,817	44,400	2,788,932	266,881	3,055,813
Trading and investment securities	8,798,517	2,190,233	-	-	10,988,750	15,861,787	26,850,537
Derivative financial instruments	22,119	8,629	-	-	30,748	26,238	56,986
Reserve requirements with the Central Bank of Turkey	-	1,715,705	-	-	1,715,705	946,017	2,661,722
Loans and advances to customers	8,395,123	5,146,475	49,657	25,039	13,616,294	22,302,521	35,918,815
Property and equipment	2,734	2,064	-	-	4,798	711,019	715,817
Intangible assets	-	380	-	-	380	21,460	21,840
Other assets and pre-payments	21,485	30,069	639	5	52,198	204,938	257,136
Total assets	**18,553,462**	**10,251,786**	**323,113**	**69,444**	**29,197,805**	**40,340,861**	**69,538,666**
Customer deposits	11,227,871	7,644,965	622,785	183,504	19,679,125	28,502,319	48,181,444
Derivative financial instruments	22,694	8,839	-	-	31,533	39,948	71,481
Interbank money market deposits, funds borrowed and debt securities in issue	7,614,615	1,813,602	4,190	7,706	9,440,113	188,252	9,628,365
Income taxes payable	-	8,341	-	-	8,341	151,520	159,861
Deferred tax liabilities	-	-	-	-	-	-	-
Other liabilities and accrued expenses	101,585	51,699	11,276	3,143	167,703	1,476,696	1,644,399
Reserve for employment termination benefits	-	-	-	-	-	40,122	40,122
Equity and minority interest	-	-	-	-	-	9,812,994	9,812,994
Total liabilities and equity	**18,966,765**	**9,527,446**	**638,251**	**194,353**	**29,326,815**	**40,211,851**	**69,538,666**
Net balance sheet position	**(413,303)**	**724,340**	**(315,138)**	**(124,909)**	**(129,010)**	**129,010**	**-**
Off-balance sheet derivative instruments net notional position	**229,179**	**(621,646)**	**356,247**	**130,835**	**94,615**	**(10,646)**	**83,969**
At 31 December 2006							
Total assets	17,470,618	9,431,400	399,685	42,118	27,343,821	32,781,040	**60,124,861**
Total liabilities and equity	17,455,100	8,720,121	789,142	169,597	27,133,960	32,990,901	**60,124,861**
Net balance sheet position	**15,518**	**711,279**	**(389,457)**	**(127,479)**	**209,861**	**(209,861)**	**-**
Off-balance sheet derivative instruments net notional position	**(933)**	**(635,022)**	**485,214**	**131,710**	**(19,031)**	**17,174**	**(1,857)**

At 30 June 2007, assets and liabilities denominated in foreign currency were translated into New Turkish lira using a foreign exchange rate of YTL1.3100 =US$1 (31 December 2006: YTL1.4150=US$1) and YTL1.7657 =EUR1 (31 December 2006: YTL1.8638 =EUR1).

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are volatile. Therefore, interest rate risk is the key component of the Group's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The tables below summarise the Group's exposure to interest rate risks at 30 June 2007 and 31 December 2006. Included in the tables are the Group's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	Unaudited 30 June 2007					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,688,230	-	-	-	1,367,583	3,055,813
Trading and investment securities	8,833,617	6,523,678	9,784,057	1,677,582	31,603	26,850,537
Derivative financial instruments	27,095	16,649	13,242	-	-	56,986
Reserve requirements with the Central Bank of Turkey	2,661,722	-	-	-	-	2,661,722
Loans and advances to customers	18,878,196	10,996,698	5,470,152	573,769	-	35,918,815
Property and equipment	-	-	-	-	715,817	715,817
Intangible assets	-	-	-	-	21,840	21,840
Other assets and pre-payments	41,734	-	-	-	215,402	257,136
Total assets	**32,130,594**	**17,537,025**	**15,267,451**	**2,251,351**	**2,352,245**	**69,538,666**
Customer deposits	39,098,013	1,663,456	239,068	69,638	7,111,269	48,181,444
Derivative financial instruments	53,864	17,087	530	-	-	71,481
Interbank money market deposits, funds borrowed and debt securities in issue	8,609,059	897,345	121,961	-	-	9,628,365
Income taxes payable	-	-	-	-	159,861	159,861
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities and accrued expenses	19,355	40,009	80,113	-	1,504,922	1,644,399
Reserve for employment termination benefits	-	-	-	-	40,122	40,122
Total liabilities	**47,780,291**	**2,617,897**	**441,672**	**69,638**	**8,816,174**	**59,725,672**
Net repricing period gap	**(15,649,697)**	**14,919,128**	**14,825,779**	**2,181,713**	**(6,463,929)**	**9,812,994**
Off-balance sheet derivative instruments net notional position	**2,432,258**	**202,260**	**(2,840,938)**	**-**	**-**	**(206,420)**
At 31 December 2006						
Total assets	30,150,664	18,369,706	7,564,333	959,259	3,080,899	60,124,861
Total liabilities	41,302,183	3,449,711	392,984	-	7,756,776	52,901,654
Net repricing period gap	**(11,151,519)**	**14,919,995**	**7,171,349**	**959,259**	**(4,675,877)**	**7,223,207**
Off-balance sheet derivative instruments net notional position	**2,156,678**	**(229,910)**	**(1,928,625)**	**-**	**-**	**(1,857)**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

The table below summarises the range for effective average interest rates by major currencies for monetary financial instruments at 30 June and 31 December:

	Unaudited 30 June 2007			31 December 2006		
Assets	US$ (%)	EUR (%)	YTL (%)	US$ (%)	EUR (%)	YTL (%)
Cash and due from banks:						
- Time deposits in foreign banks	5.35	4.46	19.25	5.26	3.39	-
- Time deposits in domestic banks	-	-	17.62	5.04	-	18.45
- Interbank money market placements	-	-	-	-	-	17.90
Reserve requirements with the Central Bank of Turkey	2.53	1.97	13.12	2.52	1.73	13.12
Trading securities - debt securities	7.27	5.77	19.17	6.93	5.35	17.85
Loans and advances to customers	6.99	5.40	22.13	7.10	5.06	22.23
Investment securities	6.54	6.25	18.89	7.31	4.94	18.20
Liabilities						
Customer deposits	3.98	2.88	16.05	4.37	2.69	16.21
Funds borrowed	5.78	4.50	15.72	5.82	4.11	15.65
Debt securities in issue	6.43	-	-	6.50	-	-

(f) Liquidity risk

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Group's own liquidity needs. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity dates.

	Unaudited 30 June 2007					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	3,055,813	-	-	-	-	3,055,813
Trading and investment securities	2,075,078	6,712,474	15,373,427	2,657,955	31,603	26,850,537
Derivative financial instruments	24,073	21,419	11,494	-	-	56,986
Reserve requirements with the Central Bank of Turkey	2,661,722	-	-	-	-	2,661,722
Loans and advances to customers	14,814,557	8,552,309	10,241,753	2,310,196	-	35,918,815
Property and equipment	-	-	-	-	715,817	715,817
Intangible assets	-	-	-	-	21,840	21,840
Other assets and pre-payments	208,416	1,203	18,896	-	28,621	257,136
Total assets	**22,839,659**	**15,287,405**	**25,645,570**	**4,968,151**	**797,881**	**69,538,666**
Customer deposits	46,209,285	1,413,865	239,066	319,228	-	48,181,444
Derivative financial instruments	17,892	14,707	38,882	-	-	71,481
Interbank money market deposits funds borrowed and debt securities in issue	3,438,436	1,102,240	3,882,412	1,205,277	-	9,628,365
Income taxes payable	159,861	-	-	-	-	159,861
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities and accrued expenses	1,455,439	82,682	93,433	12,845	-	1,644,399
Reserve for employment termination benefits	-	-	40,122	-	-	40,122
Total liabilities	**51,280,913**	**2,613,494**	**4,293,915**	**1,537,350**	**-**	**59,725,672**
Net liquidity gap	**(28,441,254)**	**12,673,911**	**21,351,655**	**3,430,801**	**797,881**	**9,812,994**
31 December 2006						
Total assets	22,774,779	13,923,668	20,688,459	1,917,354	820,601	**60,124,861**
Total liabilities	41,044,868	5,040,065	5,245,318	1,571,403	-	**52,901,654**
Net liquidity gap	**(18,270,089)**	**8,883,603**	**15,443,141**	**345,951**	**820,601**	**7,223,207**

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Group indicate that these deposits will provide a long-term and stable source of funding for the Group. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 5 - USE OF FINANCIAL INSTRUMENTS (Continued)

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

(h) Fiduciary activities

The Group provides custody services to third parties which involve the Group in the making of allocation, purchase and sale decisions. Assets held in a fiduciary capacity are not included in these financial statements. At 30 June 2007, the Group has custody accounts amounting to YTL18,655,664 in nominal value (31 December 2006: YTL18,816,719).

NOTE 6 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	Unaudited 30 June 2007	31 December 2006
Government bonds denominated in foreign currency	5,160,670	6,415,387
Eurobonds	250,040	108,973
Government bonds	62,870	33,009
Share certificates	7,114	47,765
Treasury bills	2,887	3,327
	5,483,581	**6,608,461**

Government bonds include securities pledged under repurchase agreements with financial institutions amounting to YTL1,433 (31 December 2006: YTL393).

Trading securities amounting to YTL879,463 (31 December 2006: YTL957,320) have been pledged as collateral with financial institutions.

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS

The Group utilises the following derivative instruments:

"Currency forwards" represent commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

"Currency and interest rate swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates. The Group's "credit risks" represent the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held at 30 June 2007 and 31 December 2006 are set out in the following table.

	Unaudited 30 June 2007 Fair values		31 December 2006 Fair values	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Currency and interest rate swap purchases and sales	32,206	(62,676)	52,012	(44,125)
Forward currency purchases and sales	9,868	(5,047)	34,776	(21,060)
Currency and interest rate futures purchases and sales	14,912	(3,758)	9,035	-
Total derivative assets/(liabilities) held for trading	**56,986**	**(71,481)**	**95,823**	**(65,185)**

Certain derivative transactions, while providing effective economic hedges under the Group's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of derivative transactions are explained in detail in Note 19.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 8 - LOANS AND ADVANCES TO CUSTOMERS

	Unaudited 30 June 2007	31 December 2006
Consumer loans	7,248,692	6,109,736
- Mortgage	3,362,239	2,961,847
- Automobile	1,192,282	1,295,089
- Other	2,694,171	1,852,800
Credit cards	3,515,933	3,175,971
- Retail	3,458,189	3,120,804
- Corporate	57,744	55,167
Corporate, commercial and SME loans	25,403,852	21,514,156
- Export financing loans	3,082,130	2,457,999
- Loans to financial institutions	1,879,204	1,556,613
- Other	20,442,518	17,499,544
Performing loans	36,168,477	30,799,863
Non-performing loans	754,916	602,345
Total loans and advances to customers	36,923,393	31,402,208
Allowance for loan losses	(1,004,578)	(795,723)
Net loans and advances to customers	**35,918,815**	**30,606,485**

The Group has provided an allowance for non-performing loans which amount to YTL754,916 (31 December 2006: YTL602,345) comprising 2.04% (31 December 2006: 1.92%) of the total loans outstanding at 30 June 2007 and for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 8 - LOANS AND ADVANCES TO CUSTOMERS (Continued)

The loans and advances to customers include finance lease receivables, as shown below:

	Unaudited 30 June 2007	31 December 2006
Gross investment in finance leases	689,308	584,163
Less: Unearned finance income	(106,324)	(90,409)
Total investment in finance leases	582,984	493,754
Provision for impairment	(8,369)	(6,541)
Net investment in finance leases	**574,615**	**487,213**

Gross lease rentals receivable and the net investment in direct financing leases have the following collection schedules:

	Unaudited 30 June 2007		31 December 2006	
Period ending	Gross investment in finance leases	Total investment in finance leases	Gross investment in finance leases	Total investment in finance leases
2007	183,120	148,070	267,389	215,600
2008	262,706	219,392	185,192	159,425
2009	150,589	131,289	91,377	81,734
2010	68,732	62,073	34,183	31,289
2011	19,974	18,281	5,714	5,410
2012	4,187	3,879	308	296
	689,308	**582,984**	**584,163**	**493,754**

Movements in the provision for loan losses are as follows:

	Unaudited 30 June 2007	31 December 2006
Balance at beginning of period	795,723	538,995
- Gross provisions	347,820	506,921
- Recoveries	(175,669)	(221,467)
- Written-off	(21,400)	(48,894)
Net specific provision for the period	150,751	236,560
Net additional provision for the period	58,112	20,037
Exchange differences	(8)	131
Balance at the end of period	**1,004,578**	**795,723**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 9 - INVESTMENT SECURITIES

Securities available-for-sale:

	Unaudited 30 June 2007	31 December 2006
Debt securities		
- Government bonds	15,764,691	11,031,516
- Government bonds denominated in foreign currency	3,708,307	2,730,103
- Eurobonds	1,851,596	682,205
- Treasury bills	-	-
- Other bonds	17,873	51,838
Equity securities		
- Listed	14,232	14,633
- Unlisted	10,257	9,273
Total securities available-for-sale	**21,366,956**	**14,519,568**

Unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the equity unless there is a permanent decline in the fair values of such assets which are charged to the income statement.

The breakdown of available-for-sale equity securities at 30 June 2007 is as follows:

	Share (%)		Carrying amount		
Listed:	**Unaudited 30 June 2007**	**31 December 2006**	**Unaudited 30 June 2007**	**31 December 2006**	**Business**
Ak Yatırım Ortaklığı A.Ş.	57.03	45.60	14,232	14,633	Investment trust
			14,232	**14,633**	
Unlisted:					
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,592	3,592	Portfolio management
Ak Global Funding B.V.	100.00	100.00	34	34	Finance
Others			6,631	5,647	
			10,257	**9,273**	

Ak Portföy Yönetimi A.Ş., Ak Yatırım Ortaklığı A.Ş. and Ak Global Funding B.V. have not been consolidated due to immateriality.

The investment securities amounting to YTL529,740 have been pledged as collateral with various institutions at 30 June 2007 (31 December 2006: YTL485,658) and securities amounting to YTL5,761,508 (31 December 2006: YTL5,415,093) are pledged under repurchase agreements.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 10 - PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS

Movements of tangible and intangible assets were as follows:

	Unaudited 30 June 2007		
	Property and equipment	**Intangibles**	**Total**
At 31 December 2006:			
Cost	1,349,924	70,023	1,419,947
Accumulated depreciation and amortization	(629,277)	(45,019)	(674,296)
Net book amount at 31 December 2006	**720,647**	**25,004**	**745,651**
Opening net book amount	720,647	25,004	745,651
Additions	49,288	2,534	51,822
Disposals (Net)	(4,540)	-	(4,540)
Depreciation charge	(49,578)	(5,698)	(55,276)
Closing net book amount at 30 June 2007	**715,817**	**21,840**	**737,657**
At 30 June 2007:			
Cost	1,317,384	70,987	1,388,371
Accumulated depreciation and amortization	(601,567)	(49,147)	(650,714)
Net book amount at 30 June 2007	**715,817**	**21,840**	**737,657**

	31 December 2006		
	Property and equipment	**Intangibles**	**Total**
At 31 December 2005:			
Cost	1,197,118	58,653	1,255,771
Accumulated depreciation and amortization	(518,450)	(36,305)	(554,755)
Net book amount at 31 December 2005	**678,668**	**22,348**	**701,016**
Opening net book amount	678,668	22,348	701,016
Additions	153,761	12,909	166,670
Disposals (Net)	(20,174)	(873)	(21,047)
Depreciation charge	(91,608)	(9,380)	(100,988)
Closing net book amount at 31 December 2006	**720,647**	**25,004**	**745,651**
At 31 December 2006:			
Cost	1,349,924	70,023	1,419,947
Accumulated depreciation and amortization	(629,277)	(45,019)	(674,296)
Net book amount at 31 December 2006	**720,647**	**25,004**	**745,651**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 11 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	Unaudited 30 June 2007			31 December 2006		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	3,330,453	26,270,421	29,600,874	3,081,480	23,157,594	26,239,074
Funds deposited under repurchase agreements	-	5,885,513	5,885,513	-	5,238,228	5,238,228
Commercial deposits	2,889,593	6,165,023	9,054,616	2,326,058	4,095,521	6,421,579
Bank deposits	139,225	1,681,917	1,821,142	105,899	1,643,454	1,749,353
Other	751,998	1,067,301	1,819,299	688,429	860,286	1,548,715
	7,111,269	**41,070,175**	**48,181,444**	**6,201,866**	**34,995,083**	**41,196,949**

NOTE 12 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	Unaudited 30 June 2007	31 December 2006
Interbank money market deposits	**28,552**	**41,064**
Domestic banks		
- YTL	171,736	158,642
- Foreign currency	166,292	126,863
Foreign institutions	5,639,107	5,675,671
Funds borrowed	**5,977,135**	**5,961,176**

Interbank money market deposits represent borrowings from the interbank money market regulated by the Central Bank of Turkey.

Funds borrowed from domestic banks mainly represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

NOTE 12 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

Debt securities in issue

The repayment schedule of the total floating-rate notes in issue is as follows:

	Unaudited 30 June 2007		31 December 2006	
	US$ (000)	YTL	US$ (000)	YTL
2007	189,683	248,486	235,317	332,976
2008	360,832	472,690	360,832	510,577
2009	372,399	487,843	372,399	526,945
2010	379,220	496,778	379,220	536,596
2011	383,769	502,737	383,769	543,033
2012	394,039	516,190	394,039	557,564
2013	390,463	511,507	390,463	552,506
2014	200,880	263,153	200,880	284,245
2015	47,059	61,647	47,059	66,588
2016	47,059	61,647	47,059	66,588
Total	**2,765,403**	**3,622,678**	**2,811,037**	**3,977,618**

NOTE 13 - TAXATION

	Unaudited 30 June 2007	31 December 2006
Income taxes currently payable	290,920	274,777
Prepaid taxes	(131,059)	(173,932)
Income taxes payable	**159,861**	**100,845**
Deferred tax assets	74,413	62,910
Deferred tax liabilities	(55,517)	(66,126)
Deferred tax assets/(liabilities), net	**18,896**	**(3,216)**

The reconciliation between the expected and the actual taxation charge is stated below:

	Unaudited 30 June 2007	Unaudited 30 June 2006
Profit before income taxes and minority interest	1,442,071	1,111,576
Theoretical tax charge at the applicable tax rate 20% (30 June 2006: 20%)	288,414	222,315
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(133,527)	(45,241)
Non-deductible expenses	77,950	17,295
Total tax charge for the period	**232,837**	**194,369**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 14 - EMPLOYMENT BENEFIT OBLIGATIONS

(a) Pension scheme

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("the Fund"), established in accordance with the Social Security Law. The assets of the plan are held independently of the Bank's assets in the Fund. This scheme is valued by independent actuaries every year.

On 1 November 2005, Banking Law No.5411 which requires the transfer of the pension funds of the banks to the Social Security Corporation ("SSC") within three years following the publication date, was published in the Official Gazette. In accordance with the Banking Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions by taking into account the procedures and other parameters determined by the written decree published by the Council of ministers in the Official Gazette dated 15 December 2006 No:26377. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However, the President of the Turkish Republic applied to the Constitutional Court on 2 November 2005 for the abrogation of the related article of Banking Law. On 22 March 2007, the Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article 23 of the Banking Law, which requires the transfer of the Fund to the SSC, until the decision regarding the cancellation thereof is published in the Official Gazette. As stipulated in the other relevant articles of the Banking Law, namely article 58, temporary article 7, it is interpreted that it is against the law for the Bank to transfer any resources to the Fund to cover the deficit of the Fund as of 31 December 2007. Besides, BRSA expressed its opinion that the cancellation of the transfer of the Fund to the SSC will not have any impact on the measurement principles of the liability of the Bank.

As of 31 December 2006 no technical deficit has been reported in the actuarial technical balance sheet results of the Fund calculated by an independent actuary in accordance with Insurance Audit Law, by using the technical interest rate of 10.24% which was one of the parameters specified in the written decree published by the Council of Ministers. In addition, the Bank's management envisions that the liability amount to be calculated at the probable transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

(b) Employment termination benefits

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men).

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees.

Movements in the reserve for employment termination benefits during the period are as follows:

	Unaudited 30 June 2007	31 December 2006
1 January	37,503	43,657
Effect of disposal	-	(60)
Paid during the period	(2,875)	(19,189)
Increase during the period	5,494	13,095
	40,122	**37,503**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 15 - SHARE CAPITAL

The historic amount of share capital of the Group is YTL3,000,000 (31 December 2006: YTL2,200,000) and consists of 300,000,000,000 (31 December 2006: 220,000,000,000) authorised shares with a nominal value of YKr 1 each.

At 30 June 2007 and 31 December 2006, the issued and fully paid-in share capital held is as follows:

	Unaudited 30 June 2007		31 December 2006	
	Share (%)	**YTL**	**Share (%)**	**YTL**
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	39.85	1,195,434	45.19	994,285
Sabancı family	14.19	425,685	23.20	510,263
Total Sabancı Group, family and related companies	54.04	1,621,119	68.39	1,504,548
Citibank Overseas Investment Corporation*	20.00	600,000	-	-
Other	25.96	778,881	31.61	695,452
Historical share capital	100.00	3,000,000	100.00	2,200,000
Adjustment to share capital	-	2,029,151	-	2,325,154
Total paid-in share capital		**5,029,151**		**4,525,154**

(*) The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200,000 (8.33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9.5 for each share amounting in total to YTL1,900,000. With this transaction the Bank's paid-in capital increased by YTL200,000 from YTL2,200,000 to YTL2,400,000, and the remaining YTL1,700,000 has been accounted under equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11.67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 31 December 2004 after elimination of the accumulated deficit.

Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation-adjusted statutory financial statements, the Bank eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly, the effects of this elimination transaction have also been reflected in these financial statements, which have been prepared on the basis of IFRS and; accumulated deficit of YTL1,464,503 has been eliminated against the adjustment to share capital.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 16 - NET FEE AND COMMISSION INCOME

	Unaudited 30 June 2007	Unaudited 30 June 2006
Fee and commission income on:		
Credit cards	325,945	208,759
Retail banking operations	99,920	98,165
Mutual fund management fee	58,979	61,274
Non-cash loans	23,360	20,465
Brokerage commission	23,329	27,872
Insurance intermediary	17,056	9,005
Money transfers	11,263	13,916
Other	76,111	88,349
	635,963	**527,805**
Fee and commission expense on:		
Credit cards	(90,999)	(74,697)
Funds borrowed	(14,749)	(18,235)
Other	(14,237)	(14,098)
	(119,985)	**(107,030)**
Net fee and commission income	**515,978**	**420,775**

NOTE 17 - OPERATING EXPENSES

	Unaudited 30 June 2007	Unaudited 30 June 2006
Employee costs	316,763	284,208
Depreciation charges of property and equipment (Note 10)	55,276	55,126
Marketing and advertisement expenses	34,908	38,342
Communication expenses	36,833	41,983
Sundry taxes and duties	23,531	31,843
Computer maintenance and support expenses	21,704	25,395
Saving deposits insurance fund	16,860	14,573
Repair and maintenance expenses	8,358	18,924
Heating, lighting and water expenses	9,170	8,916
Consultancy expenses	3,420	14,382
Stationary expenses	2,342	2,756
Other	300,951	196,648
	830,116	**733,096**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 18 - GAIN ON TAX CASE SETTLEMENT

As also explained in Note 19 (d), the Bank has filed three lawsuits against the Turkish Ministry of Finance ("Ministry") regarding the overpaid of corporate tax paid in 2001, 2002, and 2003 with reference to the provision "Legal and optional reserves and losses subject to decrease of capital, shall be offset against tax base in determination of income of the banks in the framework of principles specified in the paragraph 7 of article 14 of the repealed Corporate Tax Law 5422" in the financial statements dated 31 December 2001, in accordance with the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005.

The temporary article 4 ("Article") is included in the Banking Law No.4389 through enactment of a special Law No.4743 designed to restructure the Turkish Banking sector which was very negatively affected by the crisis in the Turkish monetary markets in 2001. Accordingly this article provided for some additional tax deductions for some expense items in the financial statements for 2001; and is effective only for 2001. Consequently, this act does not make any changes in the Corporate Tax law and only is envisioned for that special purpose of restructuring the Turkish Banking sector.

Because of some discussions against the nature and implication of this Article; the Bank could not utilize these tax benefits immediately and starting from 2001; but instead opened these law suits for the corporate taxes paid in 2001, 2002 and 2003 to utilize these tax deductions provided by this Article for 2001. In other words, these tax deductions and the related claims relate only to the year 2001 as explained before.

With the communication by Boğaziçi Corporate Tax Office of the decision on 22 May 2007 that the receivable of YTL270,001 from the lawsuits the total of which is YTL754,303 can be offset against various tax debts to the Bank, the amount became collectible, it is recognized in the financial statements dated 30 June 2007.

Considering the facts that;

- the nature of these tax deductions is related only to that special purpose of restructuring the Turkish Banking sector;
- therefore does not represent a change in Corporate Tax law in any other period;
- and they are not related to the current year 2007, but to 2001;

and accordingly for the purpose of fair presentation in the financial statements;

the portion of YTL270,001 of this receivable accepted by the Ministry is included in a separate line as "Gain on tax case settlement" in the attached statement of income above the line of profit from income taxes but not included in the "income taxes" for the current period 2007.

The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686,411, which arose from YTL484,942 of 2002, and YTL201,469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision and process is ongoing.

After the decision of the Council of State in favor of the Bank related to the lawsuit amounting to YTL67,892 for the year 2003, the Ministry appealed; this file is still pending in the Council of State.

On the other hand, the Bank is continuing discussions with the Ministry for collection of the related amounts remaining from the YTL270,001, which has been accepted by the Ministry.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 19 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

In the normal course of banking activities, the Group undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

(a) Legal proceedings

As of 30 June 2007 there are a number of legal proceedings outstanding against the Group, for which a YTL21,768 (31 December 2006: YTL21,768) provision has been made.

(b) Commitments under derivative instruments:

The breakdown of notional amounts of derivative transactions at 30 June 2007 and 31 December 2006 is as follows:

	Unaudited 30 June 2007	31 December 2006
Forward and spot foreign currency buy/sell transactions	**1,105,729**	**1,755,804**
Forward foreign currency transactions-buy	285,179	712,031
Forward foreign currency transactions-sell	268,805	757,661
Spot transactions-buy	275,902	142,976
Spot transactions-sell	275,843	143,136
Swap transactions related to foreign currency and interest rates	**13,490,076**	**11,999,653**
Foreign currency swap-buy	3,828,371	3,191,546
Foreign currency swap-sell	3,819,089	3,180,723
Interest rate swap-buy	2,921,308	2,813,692
Interest rate swap-sell	2,921,308	2,813,692
Foreign currency, interest rate and securities options	**1,418,546**	**325,301**
Foreign currency options-buy	708,034	162,722
Foreign currency options-sell	710,512	162,579
Foreign currency futures	**37,078**	**74,013**
Foreign currency futures-buy	18,932	37,951
Foreign currency futures-sell	18,146	36,062
Other	**231,735**	**30,925**
Trading derivative transactions:	**16,283,164**	**14,185,696**

The above table summarises the Group's derivative transactions. Each derivative transaction represents a simultaneous receivable and payable to be received and paid, on a future date. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Group with respect to commitments arising from these transactions.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 19 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

(c) Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Group does not generally expect the third party to draw funds under the agreement.

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Group at 30 June 2007 and 31 December 2006:

	Unaudited 30 June 2007			31 December 2006		
	Up to 1 year	**Over 1 year**	**Total**	**Up to 1 year**	**Over 1 year**	**Total**
Letters of guarantee issued by the Group						
- New Turkish lira	532,047	1,633,716	2,165,763	734,782	1,330,478	2,065,260
- Foreign currency	150,478	809,996	960,474	263,681	668,073	931,754
Acceptance credits						
- New Turkish lira	-	15	15	-	15	15
- Foreign currency	43,543	11,853	55,396	46,881	13,918	60,799
Letter of credit						
- New Turkish lira	16	-	16	162	-	162
- Foreign currency	544,309	330,492	874,801	515,871	263,268	779,139
Other guarantees						
- New Turkish lira	21,981	25,632	47,613	24,778	18,154	42,932
- Foreign currency	10,986	11,578	22,564	31,959	16,924	48,883
	1,303,360	**2,823,282**	**4,126,642**	**1,618,114**	**2,310,830**	**3,928,944**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 19 - COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

(d) Contingent assets:

As explained in more detail in Note 18, the Bank has filed lawsuits against the Ministry of Finance regarding the corporate taxes overpaid in 2001, 2002, and 2003, the total of which is YTL754,303. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686,411, which arose from YTL484,942 of 2002, and YTL201,469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision and process is ongoing.

After the decision of the Council of State in favor of the Bank related to the lawsuit amounting to YTL67,892 for the year 2003, the Ministry appealed; this file is still pending in the Council of State.

On the other hand, the Bank is continuing discussions with the Ministry for collection of the related amounts remaining from the YTL270,001, which has been accepted by the Ministry (Note 18).

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 20 - RELATED PARTY TRANSACTIONS

A number of transactions were entered into with related parties in the normal course of business,

Balances with related parties:

	Unaudited 30 June 2007	31 December 2006
Loans and receivables, net	1,013,507	733,462
Due from banks	4,635	6,379
Finance lease receivables	11,063	11,842
Total assets	**1,029,205**	**751,683**
Due to customers	1,145,915	885,294
Due to banks	13,153	-
Total liabilities	**1,159,068**	**885,294**
Credit related commitments	455,639	361,913
Commitment under derivative instruments	492,117	707,673
Total commitments and contingent liabilities	**947,756**	**1,069,586**

Transactions with related parties:

	Unaudited 30 June 2007	Unaudited 30 June 2006
Interest income on loans	40,251	40,370
Total interest income	**40,251**	**40,370**
Interest expense on deposits	54,284	43,319
Total interest expense	**54,284**	**43,319**

For the period ended 30 June 2007, total remuneration of the senior management and Board of Directors amounted to YTL6,089 (30 June 2006: YTL4,881).

NOTE 21 - SEGMENT REPORTING

The Group is organised in five main business segments:

(i) Retail banking - The Group offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also include bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

(ii) Corporate banking - Corporate banking serves financial solutions and banking services to large and medium-scale corporate customers. Among the products and services offered to corporate and commercial customers are New Turkish lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, export factoring, project finance loans, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customers' requests, the Group delivers cash management services that include collection and payment services and liquidity and information management.

(iii) Private banking - Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

(iv) Treasury activities - The Treasury Unit consists of Fund Management Group, Fixed Income Securities Group and Treasury Marketing Group. The purpose of the Treasury Unit is to generate maximum profit by managing foreign exchange and interest rate risks within the risk parameters set by the Executive Risk Committee. The Unit manages the short- and long-term liquidity and the fund surplus of the Group, taking into consideration market conditions and the country's economic conjuncture. Treasury Unit trades in New Turkish lira and foreign currency instruments on a spot and forward basis and trades in domestic securities together with foreign securities with a AAA rating. In addition, the Unit carries out pricing and marketing activities of treasury products for corporate customers.

(v) International banking - The Group provides services for foreign trade financing, foreign currency and New Turkish lira clearances. The international banking unit seeks out long-term funding opportunities at prices below that fully reflect country risk and, tries to diversify the sources of funding and create a base of international investors for that purpose.

(vi) Other - Other includes leasing services provided by Ak Leasing A.Ş. which is the consolidated subsidiary of the Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 21 - SEGMENT REPORTING (Continued)

Segment information regarding the balance sheets at 30 June 2007 and 31 December 2006 and the income statements for the six-month periods ended 30 June are as follows:

	Unaudited 30 June 2007						
	Retail banking	**Corporate banking**	**Private banking**	**Treasury activities**	**International banking**	**Other**	**Total**
Segment information regarding the balance sheet:							
Segment assets	16,354,647	21,337,599	129,286	28,895,149	391,256	619,208	67,727,145
Equity securities							24,489
Unallocated assets							1,787,032
Total assets							**69,538,666**
Segment liabilities	32,143,910	7,130,998	3,281,732	7,749,312	7,272,042	320,436	57,898,430
Unallocated liabilities							1,827,242
Equity							9,812,994
Total liabilities and equity							**69,538,666**
Segment information regarding the income statement:							
Segment revenue	1,617,301	451,694	4,536	118,614	33,356	20,656	2,246,157
Segment result	683,094	291,272	1,881	150,533	23,722	10,368	1,160,870
Dividend income							11,200
Gain on tax case settlement							270,001
Total profit from operations before tax and minority interest							1,442,071
Income taxes							(232,837)
Minority interest							1,961
Profit for the period							**1,211,195**
Other segment items:							
Capital expenditure	34,233	1,914	-	-	-	-	36,147
Depreciation and amortisation	49,628	4,684	442	374	148	-	55,276
Other non-cash expenses	295,693	28,700	43	9,363	-	-	333,799

(Amounts expressed in thousands of New Turkish lira ("YTL"))

NOTE 21 - SEGMENT REPORTING (Continued)

	31 December 2006						
	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Other	Total
Segment information regarding the balance sheet:							
Segment assets	14,300,880	17,946,209	142,874	24,059,328	385,930	495,169	57,330,390
Equity securities							23,906
Unallocated assets							2,770,565
Total assets							**60,124,861**
Segment liabilities	28,287,718	4,836,493	2,631,107	7,514,453	7,739,483	246,335	51,255,589
Unallocated liabilities							1,646,065
Equity							7,223,207
Total liabilities and equity							**60,124,861**

	Unaudited 30 June 2006						
	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Other	Total
Segment information regarding the income statement:							
Segment revenue	1,256,906	419,645	9,567	258,085	35,829	2,948	1,982,980
Segment result	441,514	319,349	2,544	315,038	23,563	421	1,102,429
Dividend income							9,147
Total profit from operations before tax and minority interest							1,111,576
Income taxes							(194,369)
Minority interest							(1,540)
Profit for the period							**915,667**
Other segment items:							
Capital expenditure	14,510	776	-	-	-	-	15,286
Depreciation and amortisation	47,899	5,300	427	1,299	142	59	55,126
Other non-cash expenses	193,924	18,793	65	(5,946)	18	-	206,854

NOTE 22 - SUBSEQUENT EVENT

The Bank secured a one-year EUR1,000 million syndicated loan facility from global financial markets under the agency of West LB London Branch, with the participation of 54 banks signed on 20th August 2007 and with an interest rate of Libor + 0.475%; the proceeds will be used to pre-finance exports.

....

END